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                              March 17, 2022

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Suvretta Holdings Corp. III
       2850 W. Horizon Ridge Parkway
       Suite 200
       Henderson, NV 89052

                                                        Re: Social Capital
Suvretta Holdings Corp. III
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 14,
2022
                                                            File No. 001-40560

       Dear Mr. Palihapitiya:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Summary Term Sheet, page 1

   1.                                                   We note your disclosure
regarding the Sponsor   s ownership interest after the business
                                                        combination on page 3.
When discussing potential conflicts on page 10 and throughout the filing, please
disclose the approximate dollar value of the interest based on the transaction value and
recent trading prices as compared to the price paid.
   2. We note your disclosure on page 10 that your Sponsor and certain members of your Board and officers have
interests in the Business Combination that are different from the interests of your
shareholders generally. Specifically, the "fact that our officers and directors and their
affiliates will not have any claim against the Trust Account for reimbursement for
out-of-pocket expenses incurred by them in connection with certain activities on our
behalf, such as identifying and investigating possible business targets and
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. III
Comapany
March      NameSocial Capital Suvretta Holdings Corp. III
       17, 2022
March2 17, 2022 Page 2
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FirstName LastName
         business combinations, if we fail to consummate a business combination by July 2,
         2023." Please quantify the aggregate value of these expenses here and throughout the filing.
Frequently Used Terms, page 11

3. We note on page 18 that the defined term, "Subscription Agreements means the subscription agreements pursuant to which the PIPE Investment will be consummated, in substantially the form attached to this proxy statement as Annex K (in the case of institutional PIPE Investors) and Annex L (in the case of individual PIPE Investors).
         Please define the terms "institutional PIPE Investors" and "individual PIPE Investors." If
         "institutional PIPE Investors" refers to the defined term "Third Party PIPE Investor" and the term "individual PIPE Investors" refers to the defined terms "ProKidney Related PIPE
         Investors" and "Sponsor Related PIPE Investors[,]" please so clarify. Question and Answers About the Proposals for Shareholders, page 19

4. Please include a question and answer regarding the Up-C structure of the post-
         combination entity and why you chose to use this structure. Ensure that this discussion clearly explains in terms understandable to the average investor what the tax and business purposes are and the extent to which the structure is unusual compared to other mergers and initial business combinations by SPACs.
What is the Tax Receivable Agreement?, page 26

5. We note your statement that, "[p]ursuant to the Tax Receivable Agreement, among other things, New ProKidney will be required to pay the Closing ProKidney Unitholders party thereto 85% of certain tax savings recognized by New ProKidney, if any[.]" Please revise to quantify the potential size of any payments under the agreement and ensure that all elements of this Tax Receivable Agreement that are material to the decision of how to vote in relation to the proposed business combination are also disclosed. In this regard, we note your risk factor disclosure on page 159 that "SCS expects that the payments we will make under the Tax Receivable Agreement will be substantial and could have a
         material adverse effect on New ProKidney   s financial condition."
Summary of the Proxy Statement
Parties to the Business Combination, page 41

6. Please revise to discuss in the prospectus summary ProKidney's history of net losses and accumulated deficit of $147.8 million as of September 30, 2021, as referenced on page 72.
         Please also discuss that REACT is based on novel technology and that to date, no regenerative renal-based cell therapy has been approved for commercial use by any authority, as referenced on page 80. As drafted shareholders are provided with little information regarding its business history, which is material to a decision of how to vote in relation to the proposed business combination.
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. III
Comapany
March      NameSocial Capital Suvretta Holdings Corp. III
       17, 2022
March3 17, 2022 Page 3
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FirstName LastName
The Business Combination Proposal, page 42

7. We note your disclosure that you intend to implement the business combination through
         an    Up-C    business structure. Please expand your disclosure in the
Summary to explain
         the business or strategic rationale for why this structure was selected, including any material ways in which the structure benefits the Company, the sponsor, the sellers or related parties. Conflicts of interest related to such benefits should be discussed in the
         Risk Factors section. Please also disclose how the transaction structure achieves its intended benefits.
Organizational Structure, page 50

8. We note that you provide a diagram of the current ownership structure of ProKidney.
         Please provide a diagram of your proposed organizational structure after the completion of the business combination that similarly identifies the economic and voting interests of each of the relevant entities.
Unaudited Pro Forma Condensed Combined Financial Information, page 168

9. With regards to the disclosures in the various tables on pages 51, 71, and 168 that the
         Sponsor Related PIPE Investors will receive 15,640,000 Class A ordinary shares, please reconcile this with the disclosures throughout the filing which state that the Sponsor related PIPE investors will receive 15,500,000 Class A ordinary shares.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Adjustments
Adjustment (n), page 176

10. Please disclose the maximum possible liability that New ProKidney is obligated to pay under the Tax Receivable Agreement if all the Post-Combination ProKidney Common
         Units are exchanged for New ProKidney Class A ordinary shares.
Vote of SCS's Sponsor, Directors and Officers, page 181

11. We note that your Sponsor, directors and officers have agreed to waive their redemption rights with respect to their Founder Shares, Private Placement Shares and public shares in connection with the consummation of the Business Combination. Please describe any consideration provided in exchange for this agreement.
Background to the Business Combination, page 209

12. Your disclosure on this page that the SCS Board of Directors did not engage a financial advisor in connection with the Business Combination appears to conflict with your disclosure on page 236 that SCS engaged BofA Securities, Inc. to act as financial advisor in connection with the Business Combination. Please reconcile this discrepancy and as applicable, disclose the activities performed by BofA Securities and describe its role in
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. III
Comapany
March      NameSocial Capital Suvretta Holdings Corp. III
       17, 2022
March4 17, 2022 Page 4
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         advising the SCS board.
13.      We note your disclosure on page 210 that SCS   s management team
evaluated over 200
         potential business combination targets, made contact with representatives of 30 potential combination targets, and entered into non-disclosure agreements with 18 such potential business combination targets. Please explain how you narrowed these potential targets from 200 targets to 30 targets to 18 targets. As it concerns the 18 targets with which you entered into non-disclosure agreements, briefly explain why and when each was eliminated as a potential target.
14. We note your disclosure on this page that officers and directors of SCS have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, including the biotechnology and technology industries. We note your disclosure on page 272 that Mr. Palihapitiya currently serves as the Chief Executive
         Officer and the Chairman of the board of directors of each of Social Capital Hedosophia
         Holdings Corp. IV and Social Capital Hedosophia Holdings Corp. VI. Please explain whether the SPACs' sponsors considered more than one active SPAC to engage in a business combination with ProKidney and if applicable, how the final decision was reached.
15. When referring to "Pipe Investors" in this section, please specify which Pipe Investors to whom you are referring using your defined terms, such as "Third Party PIPE Investor,"
         "Sponsor Related PIPE Investor," or "ProKidney Related PIPE Investor."
16. We note your disclosure on page 212 that the $1.75 billion valuation in the revised letter
         of intent was informed by SCS management   s analysis of ProKidney   s
scientific data and
         clinical results and additional diligence performed since the date of the prior letter of intent, including through the detailed diligence sessions conducted between SCS management and ProKidney management and commercial diligence conducted by SCS.
         Please revise to explain the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the SCS board. Prospective Financial Information, page 225

17. We note two statements on this page that investors "should not place undue reliance" on
         ProKidney's prospective financial information. Please revise to remove any implication that investors are not entitled to rely on disclosure in your proxy statement.
18. You disclose that "ProKidney previously provided SCS with its internally prepared forecast of revenue potential in the United States for REACT-eligible patients with stage 3 or 4 CKD caused by diabetes of $16 billion for each one-percent of market penetration of
         REACT[,]" and that "[t]he prospective financial information reflects numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters
specific to ProKidney   s
         business[.]" Please revise to explain whether the SCS board considered ProKidney's prospective financial information as part of its due diligence of ProKidney's business and
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. III
Comapany
March      NameSocial Capital Suvretta Holdings Corp. III
       17, 2022
March5 17, 2022 Page 5
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         if so, how the Board used any projections provided. Please also clarify when the projections were provided. Further, disclose the specific assumptions used to generate the revenue forecast and risks related to such assumptions.
19. We note your disclosure on page 226 that, as it concerns the $16 billion projection, "the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared." Please describe the SCS board's consideration of this fact and discuss what consideration the board gave to obtaining updated projections.
Conflicts of Interest, page 277

20. We note that your Memorandum and Articles of Association includes a waiver of the corporate opportunities doctrine. If applicable, please disclose how this impacted your search for an acquisition target.
Our Pipeline, page 290

21. Please clarify your presentation by including the trial names in the table, such as RMCL-
         002, REGEN-003 etc. Additionally, please ensure all text is legible. Please also relocate your discussion of your Phase 4 trial on page 302 to appear under the heading "Planned
         Studies" or similar to clarify your development activities to date.
22. We note that you have included in your pipeline table two "research" programs that appear to be in the preclinical phase. You have included minimal discussion of these two programs, which implies that these programs are not sufficiently material to your operations to warrant more discussion. Given the early-stage development of these programs and the lack of narrative explanation, please explain why each program is sufficiently material to your business to warrant inclusion in your pipeline table or remove these programs from your pipeline table.
23. Please explain what is involved in the "Optimize" phase and why you believe this is a separate and distinct development phase, as opposed to the preclinical phase.
Our Product Candidates, page 293

24. We note repeated references to interim data in this section. For instance, on this page you state that "in the RMCL-002 Phase 2 clinical trial, the interim analysis as of December
         2021 demonstrates there is a statistically significant improvement in a measurement of kidney function." This interim data is again referenced on page 298 and you reference the
         "early interim results" of REGEN-004 on page 302. Please explain why you chose to highlight these interim results and include balancing disclosure here and in your risk factors section that interim results may not be indicative of future results or success.
Competition, page 303

25.      Please revise to identify specific competitors in your targeted markets.
 Chamath Palihapitiya
FirstName  LastNameChamath    Palihapitiya
Social Capital Suvretta Holdings Corp. III
Comapany
March      NameSocial Capital Suvretta Holdings Corp. III
       17, 2022
March6 17, 2022 Page 6
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Supply and Manufacturing, page 303

26. We note your disclosure that "the clinical REACT products we produced for all clinical studies have greater than 95% successful product delivery rate, which is favorable compared to most cell therapies with an average of 85% successful product delivery rate." Please revise to briefly explain what you mean by "product delivery rate" and provide the basis for this comparison, including the other cell therapies to which you refer.
Key Agreements
Research, Development, Engineering Services and License Memorandum and Agreement, dated
January 16, 2022, by and between ProKidney-KYand DEK, page 304

27.      Please quantify any payments made to date under the License Memorandum
and
         Agreement with DEKA Research & Development Corp. We note your disclosure on page
         305 that "[t]he initial payment for DEKA   s work under the RDELA was
made through the
         issuance of Class B-1 Units of ProKidney Management Equity LLC. All subsequent payments are made by ProKidney-KY in cash."
Intellectual Property, page 307

28. Please expand your disclosure to identify by patent family or otherwise the type of patent protection (such as composition of matter, use or process), the technology to which it relates and relevant jurisdiction. Ensure that you segregate issued patents and patent applications.
Beneficial Ownership of Securities , page 367

29. Please revise to identify in footnotes to the table all natural persons who have voting and/or investment power over the shares held by Adage Capital
Partners,
         L.P., Millennium Management LLC, and Sculptor Capital LP. Promissory Notes with Tolerantia and CEC, page 377

30. We note your disclosure that on January 18, 2022, in connection with the Business
         Combination Agreement, ProKidney entered into promissory note agreements with (a)
         Tolerantia, pursuant to which ProKidney may borrow up to an aggregate principal amount of $60,000,000, and (b) CEC, pursuant to which ProKidney may borrow up to an aggregate principal amount of $40,000,000 (collectively, the
ProKidney Promissory
         Notes   ). Please revise to disclose amounts outstanding, if any.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Chamath Palihapitiya
Social Capital Suvretta Holdings Corp. III
March 17, 2022
Page 7

       You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,
FirstName LastNameChamath Palihapitiya
                                                        Division of Corporation
Finance
Comapany NameSocial Capital Suvretta Holdings Corp. III
                                                        Office of Life Sciences
March 17, 2022 Page 7
cc:       Raaj S. Narayan, Esq.
FirstName LastName